Exhibit 99.1

Ramat Gan, Israel – March 4, 2020 – B Communications Ltd. (“B Communications”) (NASDAQ Global Select Market and TASE: BCOM) today announced that it entered into an agreement to settle the class action pending in the United States District Court for the Southern District of New Yok entitled Rex & Roberta Ling Living Trust v. B Communications Ltd., 1:17-cv-04937 (JPO) (S.D.N.Y.), that was commenced on June 29, 2017. Under the terms of the proposed settlement, B Communications will pay $1.2 million and will be released from any and all claims related to the class action by both the named plaintiffs as well as all members of the settlement class, with no admission of liability or any form of wrongdoing whatsoever. The settlement, which allows B Communications to avoid the resource demands and uncertainty of litigation, will fund claims submitted by members of the plaintiff settlement class and will also fund the legal fees of plaintiffs' counsel and the costs of administering the settlement, in each case in amounts to be determined by the Court. The proposed settlement is subject to preliminary and final Court approval. Final Court approval of the settlement is expected in 2020 but could be delayed by appeals or other proceedings.

Forward-Looking Statements

This report contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications’ filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.